UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 316th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: June 19, 2017, at 11 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the gross amount of R$ 95,000,000.00 (ninety-five million reais), equivalent to a value of R$ 0.05275935723 per common share and R$ 0.05803529296 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$ 80,750,000.00 (eighty million, seven hundred and fifty reais), equivalent to a net value of R$ 0,04484545365 per common share and R$ 0,04932999901 per preferred share, based on the net profit accounted in the balance sheet of May 31, 2017, which are imputed to the minimum mandatory dividend of the fiscal year 2017 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out before the end of 2018, in a date to be defined by the Company’s Board. The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of June 30, 2017. After this date, the shares will be considered “ex-Interest on Own Capital”.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Ángel Vilá Boix; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 316th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

I hereby certify that this is a faithful copy of the minutes of the 320th meeting of the Board of Directors of Telefônica Brasil S.A., held on June 19, 2017, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 19, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director